Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

September 19, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:       Eaton Vance Municipal Bond Fund (the “Fund”)

Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-14

(File No. 333-226303)

Dear Ms. Larkin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effectiveness of the above-referenced pre-effective amendment on Form N-14 be accelerated to 9:00 a.m. Eastern Time on September 21, 2018, or as soon thereafter as possible.

Very truly yours,

Eaton Vance Municipal Bond Fund

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President